04001468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~52175~~ 52164

FEB 23 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DILLON CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 REVERE DRIVE SUITE F
(No. and Street)

NORTHBROOK (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD LAMPERT 847-509-7312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEINBERG ADVISORS, LTD.
(Name – *if individual, state last, first, middle name*)

707 SKOKIE BOULEVARD, SUITE 250 (Address) NORTHBROOK (City) IL (State) 60062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEWART FLINK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DILLON CAPITAL, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DILLON CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

This report is filed pursuant to Rule 17a-5(e)
under the Securities Exchange Act of 1934
as a Public Document.

DILLON CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

TABLE OF CONTENTS

STEINBERG
advisors, ltd.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dillon Capital, Inc.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Dillon Capital, Inc. as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial position based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dillon Capital, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Steinberg Advisors, Ltd.

January 7, 2004

CERTIFIED PUBLIC ACCOUNTANTS
707 SKOKIE BLVD., NORTHBROOK, ILLINOIS 60062
tel: 847-205-4700 fax: 847-205-4477

DILLON CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	8,954
Prepaid expense		2,937
	$	11,891

LIABILTIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	289
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		35,000
Accumulated deficit		(24,398)
Total Stockholder's Equity		11,602
	$	11,891

See accompanying notes to statement of financial position.

DILLON CAPITAL, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

A. - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary business activities include the private placement of securities, selling limited partnerships in primary distributions, and maintaining institutional accounts, primarily for high net worth individuals. The Company's principal operations are located in Northbrook, Illinois.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

INCOME TAXES

The Company has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. As a result of the election, income taxes on the taxable income of the Company are payable personally by the stockholder and no provision is made for the Federal income taxes in the accompanying financial statements. The Company is liable for State of Illinois replacement tax.

NOTE B - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with an entity, affiliated through common ownership, whereby certain operating expenses of the Company are paid by the affiliated entity. The affiliated entity will not apportion or charge back any of these expenses to the Company. This agreement will remain in effect until it is modified or terminated by the parties. Any renegotiations or terminations by the parties shall not cause the Company's net capital to go below 120% of its minimum net capital requirement or cause a net capital deficiency. The Company also paid $12,500 in consulting fees to the above entity during the year ended December 31, 2003.

The Company earned $2,500 in placement fees from a trade placed by the stockholder.

DILLON CAPITAL, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

NOTE C- NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $11,602 which was $6,602 in excess of its required net capital of $5,000. At December 31, 2003, the Company's net capital ratio was .02 to 1.